Exhibit 1

Cemex reports record first quarter EBITDA,

with Net Income growth of 13%

Monterrey, Mexico. April 25, 2024 – Cemex reported record first quarter results today, with a 5% increase in EBITDA. Three of four regions, markets accounting for 90% of consolidated EBITDA, experienced a combined growth rate of 15%. EBITDA margin expanded by half a percentage point, driven by favorable price-cost dynamics. These strong results were further bolstered by growth investments and Urbanization Solutions, contributing to over 50% of incremental EBITDA in the quarter.

“Our first quarter in 2024 continued to build on an exceptional 2023,” said Fernando A. González, CEO of Cemex. “EBITDA represents a first quarter record for the company, despite fewer working days and difficult weather conditions in many markets. Our pricing strategy effectively outpaced input cost inflation, while our growth investments and Urbanization Solutions business were instrumental in driving EBITDA growth in the quarter”.

Cemex’s Consolidated 2024 First Quarter Financial and Operational Highlights

•	Net Sales increased 3% to US$4,138 million.

•	EBITDA increased 5% to US$772 million.

•	EBITDA margin increased 0.5pp to 18.7%.

•	Free Cash Flow after Maintenance Capital Expenditures was negative US$212 million, a year-over-year decline of US$157 million.

•	Growth investments account for 10% of total EBITDA and 26% of incremental EBITDA.

•	15% increase in EBITDA from Urbanization Solutions.

•	Controlling interest net income increased 13%, due primarily to better operational results and lower taxes.

Geographical Markets 2024 First Quarter Highlights

•	Sales in Mexico increased 20%, to US$1,314 million, while EBITDA grew 22% to US$420 million. EBITDA Margin expanded 0.5pp to 31.9%.

•	Sales in the United States declined 2% to US$1,234 million. EBITDA increased 3% to US$237 million, and EBITDA Margin reached 19.2%, a 0.9pp expansion.

•	In the Europe, Middle East, Africa, and Asia region, Sales were down 9%, to US$1,115 million. EBITDA was US$88 million, 41% lower, while EBITDA Margin decreased 4.2pp to 7.8%.

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Cemex’s operations in South, Central America, and the Caribbean region reported Sales of US$422 million, an increase of 3%, while EBITDA rose 22% to US$103 million. EBITDA Margin increased 3.8pp, to 24.3%.

Note: All percentage variations related to Sales, Net Sales, EBITDA and Controlling interest net income are compared to the same period of last year. All references to EBITDA mean Operating EBITDA.

About Cemex

Cemex is a global construction materials company that is building a better future through sustainable products and solutions. Cemex is committed to achieving carbon neutrality through relentless innovation and industry-leading research and development. Cemex is at the forefront of the circular economy in the construction value chain and is pioneering ways to increase the use of waste and residues as alternative raw materials and fuels in its operations with the help of new technologies. Cemex offers cement, ready-mix concrete, aggregates, and urbanization solutions in growing markets around the world, powered by a multinational workforce focused on providing a superior customer experience enabled by digital technologies. For more information, please visit: www.cemex.com

Contact information

Analyst and Investor Relations - New York

Blake Haider

+1 (212) 317-6011

ir@cemex.com

Analyst and Investor Relations - Monterrey

Fabián Orta

+52 (81) 8888-4327

ir@cemex.com

Media Relations

Jorge Pérez

+52 (81) 8259-6666

jorgeluis.perez@cemex.com

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Except as the context otherwise may require, references in this press release to “Cemex,” ”we,” ”us,” ”our,” refer to Cemex, S.A.B. de C.V. and its consolidated subsidiaries. This press release contains forward-looking statements within the meaning of the U.S. federal securities laws. Cemex intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. These forward-looking statements reflect Cemex’s current expectations and projections about future events based on Cemex’s knowledge of present facts and circumstances and assumptions about future events, as well as Cemex’s current plans based on such facts and circumstances, unless otherwise indicated. These statements necessarily involve risks, uncertainties, and assumptions that could cause actual results to differ materially from Cemex’s expectations, including, among others, risks, uncertainties, and assumptions discussed in Cemex’s most recent annual report and detailed from time to time in Cemex’s other filings with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores), which factors are incorporated herein by reference, which if materialized could ultimately lead to Cemex’s expectations and/or expected results not producing the expected benefits and/or results. Forward-looking statements should not be considered guarantees of future performance, nor the results or developments are indicative of results or developments in subsequent periods. These factors may be revised or supplemented, and the information contained in this press release is subject to change without notice, but Cemex is not under, and expressly disclaims, any obligation to update or correct this press release or revise any forward-looking statement contained herein, whether as a result of new information, future events or otherwise, or to reflect the occurrence of anticipated or unanticipated events or circumstances. Any or all of Cemex’s forward-looking statements may turn out to be inaccurate. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. The content of this press release is for informational purposes only, and you should not construe any such information or other material as legal, tax, investment, financial, or other advice. All references to prices in this press release refer to Cemex’s prices for Cemex products and services. There is currently no single globally recognized or accepted, consistent, and comparable set of definitions or standards (legal, regulatory, or otherwise) of, nor widespread cross-market consensus i) as to what constitutes, a ‘green’, ‘social,’ or ‘sustainable’ or having equivalent-labelled activity, product, or asset; or ii) as to what precise attributes are required for a particular activity, product, or asset to be defined as ‘green’, ‘social,’ or ‘sustainable’ or such other equivalent label; or iii) as to climate and sustainable funding and financing activities and their classification and reporting. Therefore, there is little certainty, and no assurance or representation is given that such activities and/or reporting of those activities will meet any present or future expectations or requirements for describing or classifying funding and financing activities as ‘green’, ‘social’, or ‘sustainable’ or attributing similar labels. We expect policies, regulatory requirements, standards, and definitions to be developed and continuously evolve over time.

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